Exhibit 12

May 23, 2016

Artisan Mid Cap Value Fund

Artisan Partners Funds, Inc.

875 East Wisconsin Avenue, Suite 800

Milwaukee, Wisconsin 53202

Artisan Small Cap Value Fund

Artisan Partners Funds, Inc.

875 East Wisconsin Avenue, Suite 800

Milwaukee, Wisconsin 53202

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated May 20, 2016, by, between and among Artisan Partners Funds, Inc., a Wisconsin corporation (“Artisan Partners Funds”), on behalf of one of its series, Artisan Small Cap Value Fund (“Acquired Fund”), Artisan Partners Funds on behalf of another of its series, Artisan Mid Cap Value Fund (“Acquiring Fund”), and, in respect of Section 6 thereof, Artisan Partners Limited Partnership, a limited partnership organized under the law of the State of Delaware, and the investment adviser to Acquired Fund and Acquiring Fund (“Artisan Partners”). The Agreement describes a proposed transaction (the “Reorganization”) to occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire all of the assets of Acquired Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by Acquiring Fund of substantially all of the liabilities of Acquired Fund following which the Acquiring Fund Shares received by Acquired Fund will be distributed by Acquired Fund to its shareholders in liquidation and termination of Acquired Fund. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Sections 8(f) and 9(g) of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

Artisan Partners Funds is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Shares of each of Acquired Fund and Acquiring Fund are redeemable at net asset value at each shareholder’s option. Each of Acquired Fund and Acquiring Fund has elected to be a regulated investment company (“RIC”) for U.S. federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).1

For purposes of this opinion, we have considered the Agreement, the Combined Information Statement for Artisan Small Cap Value Fund and Prospectus for Artisan Mid Cap Value Fund dated April 6, 2016 (the “Combined Information Statement”), and such other items as we have deemed necessary to render this opinion. In addition, each of (a) Acquired Fund, (b) Acquiring Fund, and (c) Artisan Partners, has provided us with a letter dated as of the date hereof

            1 All references herein to “Section” are references to Sections of the Code.

May 23, 2016

(collectively, the “Representation Letters”) representing as to certain facts, occurrences and information upon which each of the respective entities above has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

Based on the facts represented to us in the Representation Letters, our review of the documents and items referred to above, our consideration of the relevant legal authorities, and the more detailed analysis communicated to you separately, we are of the opinion that, although the matter is not free from doubt, subject to the considerations described below, for U.S. federal income tax purposes:

(i)

The Reorganization should constitute a “reorganization” within the meaning of Section 368(a), and Acquiring Fund and Acquired Fund each should be “a party to a reorganization” within the meaning of Section 368(b);

(ii)

Under Sections 361 and 357(a), Acquired Fund should not recognize gain or loss upon the transfer of Acquired Fund’s assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of substantially all the liabilities of Acquired Fund, or upon the distribution of Acquiring Fund Shares by Acquired Fund to its shareholders in liquidation, except for (A) any gain or loss recognized on (1) “section 1256 contracts” as defined in Section 1256(b) or (2) stock in a “passive foreign investment company” as defined in Section 1297(a), and (B) any other gain or loss that may be required to be recognized (1) as a result of the closing of the tax year of Acquired Fund, (2) upon the termination of a position, or (3) upon the transfer of an asset regardless of whether such a transfer would otherwise be a nontaxable transaction under the Code;

(iii)	Under Section 354, Acquired Fund shareholders should not recognize any gain or loss upon the exchange of their Acquired Fund shares for Acquiring Fund Shares in the Reorganization;

(iv)

Under Section 358, the aggregate tax basis of Acquiring Fund Shares an Acquired Fund shareholder receives in the Reorganization should be the same as the aggregate tax basis of the Acquired Fund shares exchanged therefor;

(v)

Under Section 1223(1), an Acquired Fund shareholder’s holding period for the Acquiring Fund Shares received in the Reorganization should be determined by including the period during which such shareholder held or is treated for U.S. federal income tax purposes as having held the Acquired Fund shares exchanged therefor, provided that the shareholder held those Acquired Fund shares as capital assets;

(vi)

Under Section 1032, Acquiring Fund should not recognize gain or loss upon the receipt of the assets of Acquired Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of substantially all the liabilities of Acquired Fund;

May 23, 2016

(vii)

Under Section 362(b), Acquiring Fund’s tax basis in the assets of Acquired Fund transferred to Acquiring Fund in the Reorganization should be the same as Acquired Fund’s tax basis immediately prior to the transfer, increased by any gain or decreased by any loss required to be recognized as described in (ii) above;

(viii)

Under Section 1223(2), the holding period in the hands of Acquiring Fund of each Acquired Fund asset transferred to Acquiring Fund in the Reorganization, other than certain assets with respect to which gain or loss is required to be recognized as described in (ii) above, should include the period during which such asset was held or treated for U.S. federal income tax purposes as held by Acquired Fund; and

(ix)

Acquiring Fund should succeed to and take into account the items of Acquired Fund described in Section 381(c), subject to the conditions and limitations specified in Sections 381, 382, 383, and 384 and the Regulations thereunder.

In this regard, we have considered, among other relevant matters, three requirements applicable to the Reorganization. For the Reorganization to qualify as a reorganization under Section 368(a)(1)(C), (1) Acquired Fund must transfer “substantially all of [its] properties” to Acquiring Fund, (2) the Reorganization must satisfy the continuity of shareholder interest requirement, and (3) the Reorganization must satisfy the continuity of business enterprise requirement. We have specifically considered the bearing of Revenue Ruling 56-3452 and Revenue Procedure 77-373 on the “substantially all of the properties” and continuity of shareholder interest requirements, as well as each of Acquired and Acquiring Fund’s status as series of an open-end investment company registered under the 1940 Act. We have also considered other authorities relevant to our opinion, including four companion private letter rulings issued in February 2006 and Revenue Ruling 87-76.4 For the reasons outlined in the more detailed analysis communicated to you separately, we believe that certain views expressed in such authorities are incorrect or the conclusions reached therein are based on facts that are appropriately distinguishable from the facts on which we base our opinion.

            2 1956-2 C.B. 206.

            3 1977-2 C.B. 568, Sections 3:01–3:02.

            4 See Priv. Ltr. Ruls. 200622021 (Feb. 10, 2006), 200622022 (Feb. 10, 2006), 200621011 (Feb. 10, 2006), and 200621012 (Feb. 10, 2006); Rev. Rul. 87-76, 1987-2 C.B. 84.

May 23, 2016

No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above. Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP

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